FRANKLIN ETF TRUST
One Franklin Parkway
San Mateo, California 94403-1906

FRANKLIN TEMPLETON DISTRIBUTORS, INC.
One Franklin Parkway
San Mateo, California 94403-1906

October 16, 2013

Via EDGAR Transmission

Karen Rossotto, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:      Franklin ETF Trust
Registration Statement on Form N-1A filed on February 7, 2013 (Acc. No. 0001137439-13-000026)
(File Numbers: 811-22801 and 333-186504)
Request for Acceleration

Dear Ms. Rossotto:

On behalf of Franklin ETF Trust and its principal underwriter, Franklin Templeton Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 1, filed on August 1, 2013 (Accession number 0001450791-13-000261), and Pre-Effective Amendment No. 2, filed on October 16, 2013 (Accession number 0001450791-13-000340), be accelerated to Friday, October 18, 2013, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration.  Please contact Kristin H. Ives at (215) 564-8037 if you have any questions or need further information.

/s/ Steven J. Gray                                                                            /s/ Steven J. Gray
Steven J. Gray                                                                                  Steven J. Gray
Secretary and Vice President                                                       Vice President
Franklin ETF Trust                                                                        Franklin Templeton Distributors, Inc.

cc:              Kristin H. Ives